Exhibit 99.1

Amarin Corporation plc
Unaudited Condensed Consolidated Interim Financial Information as of and for the six months ended June 30, 2009 and June 30, 2008

Contents

Management commentary on results	2
Report of Independent Registered Public Accounting Firm	3
Unaudited Condensed Consolidated Income Statement	4
Unaudited Condensed Consolidated Statement of Comprehensive Income	5
Unaudited Condensed Consolidated Statement of Financial Position	6
Unaudited Condensed Consolidated Cash Flow Statement	7
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity	8
Notes to the Unaudited Condensed Consolidated Interim Financial Information	9

Management commentary on results for six months ended June 30, 2009

Management presents the condensed interim financial information at June 30, 2009. These should be read in conjunction with the annual report filed with the Securities and Exchange Commission under Form 20-F for the year ended December 31, 2008.

Operating Results
For the six months ended June 30, 2009, Amarin’s operating loss was $15.3 million, compared with an operating loss of $14.6 million for the same period in 2008.

The Company’s investment in research and development increased to $9.8 million during the first half of 2009 compared with $5.1 million in research and development costs incurred during the first half of 2008. Increases to research and development costs primarily represented expenditure on the Company’s cardiovascular program and increased personnel costs at its new research and development headquarters in Connecticut, U.S. Research and development costs include third-party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.

General and administrative costs in the first half of 2009 of $5.4 million were $4.0 million lower than the first half of 2008 reflecting savings from a cost rationalization program initiated early in 2008. General and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and business and corporate development costs.

Non-cash share-based compensation expense for the first half of 2009 was $1.6 million, down $0.4 million compared with the same period in 2008.  The period to date charge is split $1.0 million and $0.6 million between general and administration and research and development respectively.

Finance income/expense
In the six months ended June 30, 2009, we recorded finance income of $0.2 million, compared to $7.0 million for the same period in 2008.  Finance income comprised interest and similar income of $44,000 which was earned from cash balances held and foreign exchange gains of $0.1 million on sterling balances due to a weakening of the dollar against sterling in the period.    We also recorded a gain of $0.1 million due to an increase in the fair value of derivative financial liabilities arising on the conversion option of the 2009 convertible bridge loan and the warrants attached to the 2009 convertible bridge loan. Fair value gains on derivative financial liabilities, for the comparative period ended June 30, 2008, relate to the movement in the fair value of the December 2007 warrants derivative financial liability and the May 2008 financing derivative financial liability of $0.7 million and $6.3 million respectively.

In the six months ended June 30, 2009, finance costs were $1.9 million compared to $0.8 million for the same period in 2008.  Finance cost includes $0.7 million relating to coupon and notional interest on the fair value of the 8% convertible bridge loan from June 4, 2009 to June 30, 2009.  We also recorded a loss of $0.5 million due to an increase in the fair value of derivative financial liability in connection with warrants issued in the December 2007 registered direct offering and a loss of $0.3 million due to an increase in the fair value of an embedded derivative arising on the option of investors in the May 2008 financing to participate in a second tranche under that financing. Finance costs, also includes $0.5 million of foreign exchange losses on euro cash balances due to the strengthening of the dollar against euro in the period.   Amarin holds some of its cash in pounds sterling and euros to fund expenditures in the United Kingdom and Ireland and thus has no plans to convert it into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Company expects to incur future cash outflows.

Taxation
A research and development tax credit of $0.4 million was recognized in the six months ended June 30, 2009.  An amount of $0.4 million was recognized in the same period in 2008.  Under U.K. tax law, qualifying companies can surrender part of their tax losses in return for a cash refund.

Liquidity and capital resources
The unaudited financial information has been prepared on a going concern basis which assumes the Company has sufficient funds to operate for at least the next 12 months. On June 30, 2009, Amarin had cash balances of $1.6 million compared to $14.2 million at December 31, 2008.  On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes.

Events after reporting period
Events after the reporting date of June 30, 2009 are described in Note 16.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amarin Corporation plc

We have reviewed the accompanying condensed consolidated statement of financial position of Amarin Corporation plc and its subsidiaries as of 30 June 2009 and the related condensed consolidated statements of income, comprehensive income and of shareholders equity for the six month periods ended 30 June 2009 and 30 June 2008, and the condensed consolidated statement of cash flows for the six month periods ended 30 June 2009 and 30 June 2008. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Dublin, Ireland
December 14, 2009

Unaudited Condensed Consolidated Income Statement for the six months ended June 30, 2009

	Notes	Six month period ended June 30, 2009 Unaudited US$’000	Six month period ended June 30, 2008 Unaudited US$’000

Revenue		-	-

Operating expenses
Research and development		(9,840)	(5,133)
General and administrative		(5,416)	(9,445)
Operating loss		(15,256)	(14,578)
Finance income	5	164	7,027
Finance costs	6	(1,903)	(828)

Loss before tax		(16,995)	(8,379)
Income tax	7	429	430

Loss for the period attributable to equity holders of the parent		(16,566)	(7,949)

Basic loss per ordinary share	8	(0.61)	(0.47)
Diluted loss per ordinary share	8	(0.61)	(0.47)

The accompanying notes are an integral part of the condensed interim financial information.

Unaudited Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2009

	Notes	Six month period ended June 30, 2009 Unaudited US$’000	Six month period ended June 30, 2008 Unaudited US$’000

Loss for the period		(16,566)	(7,949)

Other comprehensive income
Fair value gains/(losses) on available for sale financial assets		6	(4)
Currency translation differences		181	117

Total comprehensive income relating to the period		(16,379)	(7,836)

Loss attributable to:
Owners of the parent		(16,379)	(7,836)
Minority interest		-	-

The accompanying notes are an integral part of the condensed interim financial information.

Unaudited Condensed Consolidated Statement of Financial Position as at June 30, 2009

	Notes	As at June 30, 2009 Unaudited US$’000	As at December 31, 2008 Audited US$’000
ASSETS
Non-current assets
Property, plant and equipment		464	595
Intangible assets	9	21,374	21,374
Available for sale investment		12	6
Total non-current assets		21,850	21,975

Current assets
Current tax recoverable		1,226	674
Other current assets		1,165	1,227
Cash and cash equivalents		1,635	14,239
Total current assets		4,026	16,140

Total assets		25,876	38,115

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	12	25,928	25,928
Share premium	13	152,864	152,273
Share based payment reserve	11	21,118	21,022
Warrant reserve	13	9,278	9,918
Capital redemption reserve	12	27,633	27,633
Treasury shares		(217)	(217)
Foreign currency translation adjustment		(2,254)	(2,435)
Retained earnings		(220,326)	(203,766)
Total shareholders’ equity		14,024	30,356

LIABILITIES
Non-current liabilities
Provisions	10	614	627
Financial liability	9	1,458	-
Other liabilities		28	24
Total non-current liabilities		2,100	651

Current liabilities
Trade payables		1,627	1,955
Accrued expenses and other liabilities		2,828	3,782
Borrowings	14	1,439	-
Current derivative financial liabilities	15	3,565	1,037
Provisions	10	293	334
Total current liabilities		9,752	7,108

Total liabilities		11,852	7,759

Total shareholders’ equity and liabilities		25,876	38,115

The accompanying notes are an integral part of the condensed interim financial information.

Unaudited Condensed Consolidated Cash Flow Statement for the six months ended June 30, 2009

	Six month period ended June 30, 2009 US$’000	Six month period ended June 30, 2008 US$’000
Cash flows from operating activities
Loss after tax	(16,566)	(7,949)
Adjustments:
Depreciation of property, plant and equipment	237	119
Amortization of convertible bridge loan	701	-
Share based compensation	1,554	1,946
Effect of exchange rate changes on assets/liabilities and other items	445	118
Interest expense	32	832
Interest received	(44)	(107)
Interest paid on finance leases	1	4
Decrease in other current assets	62	221
Decrease in current liabilities	(1,278)	(4,160)
Decrease in provisions	(54)	(232)
Fair value loss /(gain) on derivative financial liability through income statement	652	(6,924)
R&D tax credit	(429)	(428)
Cash expended on operating activities	(14,687)	(16,560)
Tax refund	-	876
Net cash outflow from operating activities	(14,687)	(15,684)

Cash flows from investing activities
Interest received	44	107
Purchase of property, plant and equipment	(104)	(38)
Net cash (outflow)/inflow from investing activities	(60)	69

Cash flows from financing activities
Proceeds from issue of share capital	-	30,000
Expenses on issue of share capital	(49)	(3,588)
Borrowings Received	2,600	-
Repayment of convertible debt	-	(2,750)
Repayment of finance lease	(9)	(6)
Net cash inflow from financing activities	2,542	23,656

Net (decrease)/increase in cash and cash equivalents	(12,205)	8,041

Cash and cash equivalents at beginning of period	14,239	18,303
Effect of exchange rate changes on cash and cash equivalents	(399)	(4)

Cash and cash equivalents at end of period	1,635	26,340

The accompanying notes are an integral part of the condensed interim financial information.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2008	12,942	147,171	16,389	10,823	145	27,633	(217)	(1,836)	(184,795)	28,255
Comprehensive income
Loss for the period	—	—	—	—	—	—	—	—	(7,949)	(7,949)
Other comprehensive income	—	—	—	—	—	—	—	117	(4)	113
Total comprehensive income	—	—	—	—	—	—	—	117	(7,953)	(7,836)
Transactions with owners
Share issuances	12,986	17,014	—	—	—	—	—	—	—	30,000
Share issuance costs	—	(3,588)	—	—	—	—	—	—	—	(3,588)
Share based payments	—	—	1,946	—	—	—	—	—	—	1,946
Fair value of option	—	(8,219)	—	—	—	—	—	—	—	(8,219)
Expiration of warrants	—	-	-	(905)	—	—	—	—	905	—
Total transactions with owners	12,986	5,207	1,946	(905)	—	—	—	—	905	20,139
At June 30 2008	25,928	152,378	18,335	9,918	145	27,633	(217)	(1,719)	(191,843)	40,558
Comprehensive income
Loss for the period	—	—	—	—	—	—	—	—	(12,063)	(12,063)
Other comprehensive income	—	—	—	—	—	—	—	(716)	(5)	(721)
Total comprehensive income	—	—	—	—	—	—	—	(716)	(12,068)	(12,784)
Transactions with owners
Share issuance costs	—	(105)	—	—	—	—	—	—	—	(105)
Share based payments	—	—	2,687	—	—	—	—	—	—	2,687
Fair value of equity on 8% convertible debt	—	—	—	—	(145)	—	—	—	145	—
Total transactions with owners	—	(105	2,687	—	(145)	—	—	—	145	2,582
At December 3l, 2008 January 1, 2009	25,928	152,273	21,022	9,918	—	27,633	(217)	(2,435)	(203,766)	30,356
Comprehensive income
Loss for the period	—	—	—	—	—	—	—	—	(16,566)	(16,566)
Other comprehensive income	—	—	—	—	—	—	—	181	6	187
Total comprehensive income	—	—	—	—	—	—	—	181	(16,560)	(16,379)
Transactions with owners
Share issuance costs	—	(49)	—	—	—	—	—	—	—	(49)
Share based payments	—	—	1,554	—	—	—	—	—	—	1,554
Fair value of option	—	—	—	—	—	—	—	—	—	—
Expiration of warrants	—	640	—	(640)	—	—	—	—	—	—
Transfer of fair value of share based payment to financial liability	—	—	(1,458)	—	—	—	—	—	—	(1,458)
Total transactions with owners	—	591	96	(640)	—	—	—	—	—	47
At June 30, 2009	25,928	152,864	21,118	9,278	—	27,633	(217)	(2,254)	(220,326)	14,024

The accompanying notes are an integral part of the condensed interim financial information.

(1)
Retained earnings include $7.449 million relating to the movement in fair value of the derivative financial liability. This amount will be transferred to share premium on the conclusion of this option.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1.           Going Concern

At June 30, 2009, Amarin Corporation plc and subsidiaries (“Amarin”) had a cash balance of $1.6 million. On October 19, 2009 we announced the completion of a private placement of units for $70 million, followed by changes in executive management and an increased emphasis in the Company’s focus on development of products for cardiovascular indications; see note 14 “Events after reporting period”. Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from December 14, 2009. The directors therefore believe that it is appropriate that this financial information is prepared on a going concern basis. This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

2.           Basis of preparation

These unaudited Condensed Consolidated Interim Financial Information (“interim financial information”) as of and for the six months ended June 30, 2009 and 2008 have been prepared in accordance with International Accounting Standard (IAS) 34,  “Interim financial reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our Consolidated Financial Statements as at and for the full year ended December 31, 2008 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2009.  The accompanying unaudited condensed consolidated financial information reflect all adjustments which are, in the opinion of management, necessary for a fair statement of results of operations for the period.

This condensed consolidated interim financial information does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2008 were approved by the Board of directors on 22 October 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 237 of the Companies Act 1985.

The Consolidated Financial Information is presented in U.S. Dollars rounded to the nearest thousand, being the functional and presentation currency of the Amarin Corporation plc, the parent company. They are prepared on the historical cost basis of accounting as modified by the revaluation of available-for-sale financial assets and derivative financial liabilities at fair value through profit or loss.

3.           Accounting Policies

Except as described below the accounting policies applied in the interim financial information is consistent with those applied by Amarin in its Consolidated Financial Statements as at and for the year ended December 31, 2008, filed on Form 20-F with the SEC on October 22, 2009.

The following new standards and amendments are mandatory for the first time beginning January 1, 2009, and impact our consolidated interim financial information as follows:

•	Amendment to IFRS 2 – Share-based payment: vesting conditions and cancellations
•	IFRS 8 – Operating Segments
•	IAS 1 (revised 2007) – Presentation of Financial Statements

Amendment to IFRS 2, “Share-based payment: vesting conditions and cancellations” (effective retrospectively for annual periods beginning on or after January 1, 2009) (the “Amendment to IFRS 2”). This amendment clarifies the accounting treatment of vesting conditions and cancellations. Under the Amendment to IFRS 2, the milestones are determined to be non-vesting conditions. Non-vesting conditions are taken into account in measuring the grant date fair value of share based payments and there is no true-up for differences between expected and actual outcomes in subsequent periods. Specifically, this arises in respect of the fair value attributable to the Milestone Ia and Ib equity-settled share-based payment component of the Ester Neurosciences Limited asset acquisition which occurred on December 5, 2007. Milestone Ia was previously accounted for under IFRS 2, so there is no change in value. As Milestone Ib was not originally fair valued, the Directors have undertaken an assessment of the financial effects of applying the Amendment to IFRS 2 and the potential impact of this amendment on the 2009 disclosures and 2008 comparative disclosures (see note 9 for further details).

IFRS 8, “Operating segments” (effective for annual periods beginning on or after 1 January 2009). IFRS 8 is a disclosure standard only; its adoption has affected the identified operating segments for the Group. Reported segment results are now based on internal management reporting information that is regularly reviewed by the chief operating decision maker. In the previous annual and interim financial information, segments were identified by reference to geographical location. For this condensed financial information we have one reporting segment which is further sub-categorized as research and development and general and administrative expenses in line with internal management reporting.

IAS 1 (revised 2007), “Presentation of Financial Statements” (effective January 1, 2009). The revised standards prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owners changes in equity’ are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).The group has elected to present two statements: an income statement and statement of comprehensive income. The interim financial information has been prepared under the revised disclosure requirements.

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but currently are not relevant to the condensed consolidated interim financial information;

IAS 23 (amendment), ‘Borrowing Costs’
IAS 32 (amendment), 'Financial instruments: Presentation'
IFRIC 13, ‘Customer loyalty programes’
IFRIC 15, ‘Agreements for the construction of real estate’
IFRIC 16, ‘Hedges of a net investment in a foreign operation;

4.           Segment Information

The Chief Operating Decision-Maker has been identified as our Chief Executive Officer. The Chief Executive Officer reviews the group’s internal reporting in order to assess performance and allocate resources. Management has determined there is one operating segment based on these reports. The Group has determined its one segment is research and development. The Chief Executive Officer assesses the performance of the segment based on operating loss for the period.

	June 30, 2009 $000	June 30, 2008 $’000

Segment revenue	-	-

Research & development	(9,840)	(5,133)
General & administration	(5,416)	(9,445)
Segment operating loss	(15,256)	(14,578)

Finance income	164	7,027
Finance expense	(1,903)	(828)

Segment loss before taxation	(16,995)	(8.379)
Income tax	429	430

Segment loss for the period	(16,566)	(7,949)

5.           Finance Income

	June 30, 2009	June 30, 2008
	$’000	$’000

Interest income and short term bank deposits	44	107
Foreign exchange gains/(losses)	58	(4)
Fair value gains on derivative financial liabilities (see notes 15)	62	6,924
	164	7,027

In the six months ended June 30, 2009, we recorded finance income of $164,000, compared to $7,027,000 for the same period in 2008.  Finance income comprised interest and similar income of $44,000 which was earned from cash balances held and foreign exchange gains of $58,000 on sterling balances due to a weakening of the dollar against sterling in the period.    We also recorded a gain of $62,000 due to an increase in the fair value of derivative financial liabilities arising on the conversion option of the 2009 convertible bridge loan and the warrants attached to the 2009 convertible bridge loan. Fair value gains on derivative financial liabilities, for the comparative period ended June 30, 2008, relate to the movement in the fair value of the December 2007 warrants derivative financial liability and the May 2008 financing derivative financial liability of $615,000 and $6,309,000 respectively.

6.           Finance costs

	June 30, 2009	June 30, 2008
	$’000	$’000

On finance leases	1	4
Notional interest on 8% convertible debentures (see note 14)	701	702
Coupon interest on 8% convertible debentures (see note 14)	14	117
Bank interest paid	16	5
Fair value losses on derivative financial liabilities (see notes 15)	714	-
Foreign exchange losses	457	-
	1,903	828

In the six months ended June 30, 2009, finance costs were $1,903,000, compared to $828,000 for the same period in 2008.  Finance cost also includes $701,000 relating to notional interest and $14,000 relating to coupon interest on the fair value of the 8% convertible bridge loan from June 4, 2009 to June 30, 2009.  We also recorded a loss of $449,000 due to an increase in the fair value of derivative financial liability in connection with warrants issued in the December 2007 registered direct offering and a loss of $265,000 due to an increase in the fair value of an embedded derivative arising on the option of investors in the May 2008 financing to participate in a second tranche under that financing.  Finance costs, also includes $457,000 of foreign exchange losses on euro cash balances due to the strengthening of the dollar against euro in the period.   Amarin holds some of its cash in pounds sterling and euros to fund expenditures in the United Kingdom and Ireland and thus has no plans to convert it into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Company expects to incur future cash outflows.

7.           Taxation

For the six months ended June 30, 2009, the research & development taxation credit of $429,000 ($430,000 for six months ended June 30, 2008) relates to a research and development tax credit due on the operations of Amarin Neuroscience Limited.

8.           Loss per share

Basic loss per share for the six months ended June 30, 2009 is calculated on the loss on ordinary activities after taxation of $16,566,000 (June 30, 2008:  loss of $7,949,000) and on 27,046,716 Ordinary Shares (June 30, 2008:  17,047,000 Ordinary Shares), being the weighted average number of Ordinary Shares in issue and ranking for dividend during the period, less treasury shares in issue during the period.  None of the Group's contingently issuable shares were dilutive as they would have decreased the loss per share in all periods.

9.           Intangible Assets

Amendment to IFRS 2, “Share-based payment: vesting conditions and cancellations”
As a result of the retrospective application of the Amendment to IFRS 2 Revised, the statement of financial position at December 31, 2008 has been retrospectively adjusted to take effect of the Amendment.

Under the Amendment to IFRS 2, the milestones are determined to be non-vesting conditions. Non-vesting conditions are taken into account in measuring the grant date fair value of share based payments and there is no true-up for differences between expected and actual outcomes in subsequent periods. Specifically, this arises in respect of the fair value attributable to the Milestone Ia and Ib equity-settled share-based payment component of the Ester Neurosciences Limited asset acquisition which occurred on December 5, 2007. Milestone Ia was previously accounted for under IFRS 2, so there is no change in value. As Milestone Ib was not originally fair valued, the Directors have undertaken an assessment of the financial effects of applying the Amendment to IFRS 2 and the potential impact of this amendment on the 2009 disclosures and 2008 comparative disclosures.

The application of this amendment has resulted in the following retrospective adjustments to our audited condensed consolidated statement of financial position as at December 31, 2008:

- Intangible assets have increased by $1.458 million;
- Total assets have increased by $1.458 million;
- Share based payment reserves increased by $1.458 million;
- Shareholder’s equity have increased by $1.458 million; and,
- Shareholder’s equity and liabilities have increased by $1.458 million.

The application of the Amendment to IFRS 2 has had no impact on our unaudited condensed consolidated income statements or our calculation of basic and fully diluted earnings per share for the six months ended June 30, 2009 and June 30, 2008.

Amendment and Waiver Agreement
In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007 with Medica II Management L.P (“Medica”), the former shareholders of Ester. The Amendment and Waiver Agreement, which reflects Amarin’s intention to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin (Milestone Ib and Milestone II) being made from the monies received from potential partners. If Amarin fails to secure a partnering arrangement within a period of 21 months from the date of the amended agreement, (period can be extended to 27/30 months) Amarin can either reassume its research and development diligence obligations contained in the original agreement with the written consent of Medica (this option expires at the 27 month extension) or at the request of Medica transfer its rights in the share capital of Ester, owner of the EN101 Intellectual property back to Medica in full without consideration. The agreement also extinguishes in full the Company’s obligation to settle the Milestone Ia consideration.

As part of the Amendment and Waiver Agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders.

Under the Amendment and Waiver Agreement, in relation to Milestone Ib, Amarin has a contractual obligation to pay to Medica only to the extent monies received (if any) from a third party licensee or partner up to a maximum of $6,000,000. At June 30, 2009 this contractual obligation was valued at $1,458,000 and accounted for as a financial liability under IAS 32.  As a result, an amount of $1,458,000 has been transferred from the share-based payment reserve to financial liabilities.

Intangible Asset Impairment
Subsequent to the October 2009 financings and subsequent board changes, in December 2009, Amarin announced its heightened strategic and operating focus on cardiovascular disease and its cessation of research and development of product candidates in the field of central nervous system disorders.  Pursuant to these decisions Amarin has undertaken an initial re-assessment of the development and commercialization opportunities and risks for EN101. The company now considers its EN101 intangible asset to be impaired from $21.4 million to an amount initially estimated to be $5.3 million.  This is a non-adjusting event for the six months ended June 30, 2009. Amarin will utilize further information gained from the ongoing out-licensing process to finalize the impairment review. The non-cash write down will occur in the second half of 2009 and will increase net loss and reduce net assets of Amarin by the final impairment amount.

10.           Provisions for liabilities and charges

A summary of the status of the Company’s provisions for onerous leases as of June 30, 2009 and changes to such provisions during the six months ended June 30, 2009, is presented below.  The accrued costs for these provisions are included in the accompanying unaudited condensed consolidated statement of financial position as Provisions under current and non-current liabilities:

	Onerous leases	Total provision
	$’000	$’000

At January 1, 2008	1,067	1,067
Additional provisions in the period	522	522
Utilized during the period	(428)	(428)
Foreign exchange movement	(200)	(200)
At December 31, 2008	961	961
Utilized during the period	(172)	(172)
Foreign exchange movement	118	118
At June 30, 2009	907	907

At June 30, 2009 provisions due within one year was $293,000 (December 31, 2008: $334,000). Provisions greater than one year was $614,000 (December 31, 2008: $627,000).

These provisions relate to leased properties in London and Ely, Cambridgeshire. The Company decided to vacate the London property in 2007 and the Cambridgeshire property lease became onerous in 2005. We are obligated to pay rent and related costs on the London lease through March 20, 2010.  We are obligated to pay rent and related costs on the Ely, Cambridgeshire lease through November 2014. We have fully provided for these costs, net of the sublet amounts we are scheduled to receive on the Ely, Cambridge property through January 2011.

11.           Share-based compensation

The Company grants share options under the Amarin Corporation plc 2002 Stock Option Plan (as amended). The options are granted at fixed prices equal to the market value of our shares on the date of grant. The Company also has a Long Term Incentive Plan (‘LTIP’) with three employees.  The terms of the LTIP are the same as those of the 2002 Stock Option Plan (as amended).  Further grants of share options on similar terms were made to employees and consultants during the six months ended June 30, 2009. The operating loss includes a non-cash charge of $1,554,000 for the period ended June 30, 2009 in respect of share-based compensation. The period to date charge is split $958,000 and $596,000 between general and administration and research and development respectively. The corresponding figure for the period ended June 30, 2008 is $1,946,000. The charge for the period to June 30, 2008 is split $1,388,000 and $558,000 between general and administration and research and development respectively.

The weighted average fair value of options granted during the six months ended June 30, 2009 and 2008 were $0.54 and $2.12, respectively.

A summary of the status of the Company’s non-vested options as of June 30, 2009 and June 30, 2008 and changes during the six months ended June 30, 2009 and June 30, 2008, are presented below:

	Options	Weighted average grant date fair value $

Non-vested at January 1, 2009	2,023,589	3.62
Granted	132,500	0.54
Vested	(719,200)	3.79
Lapsed	(50,167)	2.55
Non-vested at June 30, 2009	1,386,722	3.28

	Options	Weighted average grant date fair value $

Non-vested at January 1, 2008	564,178	14.67
Granted	1,675,000	2.12
Vested	(122,866)	15.17
Lapsed	(10,334)	5.76
Non-vested at June 30, 2008	2,105,978	4.70

Employee stock options generally vest over a three year service period. Employee stock options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, June 30, 2009. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

The following assumptions were used to estimate the fair values of options granted:

	Six months to June 30, 2009 Unaudited	Six months to June 30, 2008 Unaudited

Options granted at the market price risk free interest rate (percentage)	1.82%	2.81%
Expected life (in years)	4	4
Volatility (percentage)	115%	115%
Expected forfeiture rate (percentage)	5%	5%
Dividend yield	-	-
Forced exercised rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

During the six months ended June 30, 2009, and June 30, 2008 all options were granted at the market price.

12.           Called-up share capital and capital redemption reserve

Issued	Called up “Series A” Preference Share Capital* $’000 Unaudited	Called-up Ordinary Share Capital $’000 Unaudited	Capital Redemption Reserve $’000 Unaudited

At January 1, 2009	-	25,928	27,633
Increase in share capital	-	-	-

At June 30, 2009	-	25,928	27,633

* On May 16, 2008 we issued 8 £0.50 “Series A” Preference Shares for a nominal value of $8. On October 16, 2009, they were converted to Ordinary Shares as a result of a private placement of ADSs (see note 16 for further details).

Authorized	June 30, 2009 $’000 Unaudited	December 31, 2008 $’000 Audited

155,914,406 Ordinary Shares of £0.50 each (December 31, 2008: 155,914,406 Ordinary Shares of £0.50 each)	125,319	125,319
440,855,854 Preference shares of £0.05 each (December 31, 2008: 440,855,934 Preference shares of £0.05 each)	40,566	40,566
8 “Series A” Preference shares of £0.50 each (December 31, 2008: nil “Series A” Preference shares at £0.50 each)	-	-

At June 30, 2009	165,885	165,885

Allotted, called up and fully paid
27,046,716 Ordinary Shares of £0.50 each (December 31, 2008: 27,046,716 Ordinary Shares of £0.50 each)	25,928	25,928
8 “Series A” Preference shares of £0.50 each (December 31, 2008: 8 “Series A” Preference shares at £0.50 each)	-	-

Issue of share capital
There was no share capital issued in the six months ended June 30, 2009.  Please see note 16, Events after reporting period for details of share issuances post June 30, 2009.

13.           Share premium account and warrants reserve

	Warrants Reserve $’000	Share premium account $’000

January 1, 2009	9,918	152,273
Premium on share issue	-	-
Share issue costs	-	(49)
Fair value of option	-	-
Expiration of warrants	(640)	640
June 30, 2009	9,278	152,864

2008 financing

In May 2008 the Company issued 13,043,479 Ordinary £0.50 Shares in consideration for $30,000,000 (nominal value $12,889,000) to institutional investors and certain current and former directors (“the first tranche”). The investors were also granted an option to participate in a further financing for up to $30,000,000 (“the second tranche”) upon the completion of certain business milestones (“the option”). On October 16, 2009, in conjunction with the closing of the private placement described in note 15, the Company has entered into an agreement with the investors that were party to the previously disclosed Securities Purchase Agreement dated May 13, 2008, pursuant to which the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement were cancelled and the eight preference shares granted to certain of the 2008 investors were converted to eight ordinary shares in Amarin coincident with the  consummation of the financing completed on October 16, 2009.

Under IAS 39, "Financial Instruments: recognition and measurement", the option granted to the investors to subscribe for additional shares in the second tranche is a financial liability. As a result, or accounting purposes, the amount subscribed for in the first tranche was split between an equity component and an option to subscribe for the second tranche.  This option was valued at $8,219,000 on May 13, 2008, the date the Group entered into an agreement with the relevant investors, and is accounted for as a derivative financial liability.  Prior to the termination of this option, any movement in the fair value of the option from the date of the financing to each reporting date is recognised as a gain or loss in finance income or finance expense in the income statement. At June 30, 2009, this option was valued at $769,000.

 14.           Borrowings

In June 2009, Amarin entered into definitive agreements for a private placement of convertible bridge loan notes (“Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. The Bridge Financing provided the Company with sufficient funds to operate through mid 2009. In October 2009, this loan, as described in note 16, was repaid in conjunction with the closing of the private placement.

The Bridge Financing consisted of convertible notes and warrants. The convertible notes were issued in the principal amount of $2.6 million, mature on June 30, 2009 and pay interest at the rate of 8% per annum. On June 29, 2009, we agreed an amendment to the terms with the holders of $2.5 million of the Bridge Financing, including an extension to the maturity date from June 30, 2009 to July 24, 2009. The remaining $0.1m of the convertible bridge loan notes was repaid July 7, 2009. At the option of the lenders, the principal and accrued interest are convertible into Company ADSs (“Conversion ADSs”) at the closing of the Company’s next equity financing at a price per share equal to the lower of (i) 90% of the per share price in such financing and (ii) the average volume weighted average price of the Company’s ADSs on NASDAQ for the 30 trading day period ending on the closing date of the Bridge Financing. The warrants are of a five year duration and entitle the holders thereof to receive common stock equal to 50% of the Conversion ADSs at an exercise price equal to the per share price paid in the Company’s next equity financing.

The initial carrying amount of the liability component of the debt is the residual amount after separating the fair value of the conversion rights and warrants.  Gross proceeds received from the issue of the Bridge Financing have been split between liability element and the equity component, representing the fair value of the embedded option to convert the liability to equity as follows:

	June 4, 2009	December 30, 2008
	$’000	$’000

Gross proceeds of convertible bridge loan issued	2,600	—
Liability component at the date of issue	(724)	—
Conversion rights and warrants component	1,876	—

Attributable to:
Fair value of warrants component	1,334	—
Fair value of conversion rights component	542	—
Conversion rights and warrants component (treated as financial liability, see note 15)	1,876	—

	June 30, 2009	December 30, 2008
	$’000	$’000

Liability component at the date of issue	724	—
Amortization under effective interest rate method	701	—
8% coupon interest accrued	14	—
Liability component at June 30, 2009	1,439	—

The difference between the carrying amount of the liability component at the date of issue and the amount reported in the statement of financial position at June 30, 2009 represents the change in amortized cost under the effective interest rate method. The fair value of the liability component was calculated using 50 days based on the terms of the contract, June 4, 2009 to July 24, 2009. The expected life is 50 days from the date of issue.

15.           Current derivative financial liability

	2008 Investment Option (a) $’000	December 2007 Warrants (b) $’000	June 2009 Warrants (c) $’000	June 2009 Conversion Option (d) $’000	Total $’000

At January 1, 2009	504	533	-	-	1,037
At June 4, 2009 (see note 14)			1,334	542	1,876
Fair value movement for the period recognised in the income statement	265	449	(58)	(4)	652

At June 30, 2009	769	982	1,276	538	3,565

	2008 Investment Option (a) $’000	December 2007 Warrants (b) $’000	June 2009 Warrants (c) $’000	June 2009 Conversion Option (d) $’000	Total $’000

At January 1, 2008	-	2,108	-	-	2,108
At May 13, 2008 (see note 13)	8,219		-	-	8,219
Fair value movement for the period recognised in the income statement	(6,309)	(615)	-	-	(6,924)

At June 30, 2008	1,910	1,493	-	-	3,403

(a)	2008 Investment option

As described above, Amarin completed a private placement of Ordinary Shares to institutional investors and certain current and former directors in May 2008 (“the first tranche”). The investors had an option to participate in a further financing (“the second tranche”) dependent on the Company achieving certain business milestones (“the option”). The amount subscribed for in the first tranche is split between an equity component and an option to subscribe for an additional amount up to $30,000,000 (see note 13 for further information).

The option was valued at $8,219,000 on May 13, 2008, the date of the Securities Purchase Agreement (‘SPA’), $1,910,000 at June 30, 2008,  $504,000 at December 31, 2008 and $769,000 at June 30, 2009. During the six months to June 30, 2009 we recognized a loss of $265,000 in finance expense, being the movement in the fair value of the option from December 31, 2008 to June 30, 2009.

The fair value of the option at June 30, 2009 to acquire additional shares has been calculated by the company using a Monte Carlo Option Pricing Model.

The following assumptions were used to estimate the fair value of the option:

	June 30, 2009 (unaudited)	December 31, 2008 (audited)

Share price	$1.36	$0.71
Share price volatility (percentage)	125%	131%
Risk free interest rate (percentage)	0.1%	0.041%
Expected period before share are issued	0.07 years	0.16 years
Dividend yield	-	-

On October 16, 2009, in conjunction with the closing of the private placement described in note 14, the Company has entered into an agreement with the investors that were party to the previously disclosed Securities Purchase Agreement dated May 13, 2008, pursuant to which the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement were cancelled and the eight preference shares granted to certain of the 2008 investors were converted to eight ordinary shares in Amarin coincident with the  consummation of the financing completed on October 16, 2009.

(b)	December 2007 warrants

In December 2007 we issued certain warrants as part of a registered direct offering. Under IAS 32 “Financial instruments: presentation” and IAS 39 “Financial instruments: recognition and measurement” warrants are required to be classified as a derivative financial liability if the exercise price of the warrants is variable. As a result of the price adjustment clause in the December 2007 warrants agreement, the exercise price of the warrants issued are variable and are therefore recognized as a derivative financial liability. Any movement in the fair value of the warrants from each reporting date is recognized as finance income or finance expense in the income statement and the carrying value of the derivative financial liability is adjusted accordingly.

The following assumptions were used to estimate the fair values of the warrants granted in December 2007:

	June 30, 2009 (unaudited)	December 31, 2008 (audited)

Share price	$1.36	$0.71
Share price volatility (percentage)	125%	113%
Risk free interest rate (percentage)	1.85%	1.551%
Contractual life	5 years	5 years
Remaining contractual life	3.43 years	3.93 years
Dividend yield	-	-

The approach used to value the warrants uses a share price modeling technique with Monte Carlo simulation. Expected future risk neutral share price distributions were developed using the Monte Carlo technique. These were used to calculate the expected payoffs to the warrant holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value. Expected volatilities are based on historical volatility of our stock over a historical period commensurate with the remaining contractual term (3.5 years) and considering other historical periods, looking back a number of years.  The risk free rate for periods within the contractual life of the warrant is based on the implied yield of U.S. Treasury bonds at June 30, 2009 with a remaining term for the bond equal to the term of four years.

During the six months to June 30, 2008 the Company re-priced warrants issued pursuant to the December 2007 Equity Financing and Convertible Debt transaction.

There is a price adjustment clause in the December 2007 warrant agreement which provides that if, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into American Depository Shares (“ADSs”) or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares, or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.

On May 16, 2008, Amarin raised gross proceeds of $30,000,000 in the first tranche of a private placement of equity at a share price of $2.30 per Ordinary Share. As $2.30 is below the Down-round Price, the initial warrant exercise price has been adjusted from $4.80 to $2.99.

(c) June 2009 warrants attached to convertible bridge loan

In June 4, 2009 we committed to issue certain warrants as part of convertible bridge loan. Under IAS 32 “Financial instruments: presentation” and IAS 39 “Financial instruments: recognition and measurement” warrants are required to be classified as a derivative financial liability if the exercise price and/or number of the warrants is variable. As the price and number of warrants are variable and are therefore recognized as a derivative financial liability. Any movement in the fair value of the warrants from each reporting date is recognized as finance income or finance expense in the income statement and the carrying value of the derivative financial liability is adjusted accordingly.

The fair value of the derivative financial liability at June 30, 2009 and June 4, 2009 was $1,276,000 and $1,334,000 respectively. The movement in the fair value of the derivative financial liability in the period of $58,000 is recognized in finance income.

The following assumptions were used to estimate the fair values of the warrants granted:

	June 30, 2009 (unaudited)	June 4, 2009 (unaudited)

Share price	$1.36	$1.36
Share price volatility (percentage)	125%	125%
Risk free interest rate (percentage)	2.55%	2.59%
Contractual life	5 years	5 years
Remaining contractual life	4.93 years	5 years
Dividend yield	-	-

The approach used to value the warrants uses a share price modeling technique with Monte Carlo simulation. Expected future risk neutral share price distributions were developed using the Monte Carlo technique. These were used to calculate the expected payoffs to the warrant holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value. Expected volatilities are based on historical volatility of our stock over a historical period commensurate with the remaining contractual term and considering other historical periods, looking back a number of years.  This is based on analysis of daily price changes over a five year measurement period from the date of June 4, 2009 and the period ended June 30, 2009. The risk free rate for periods within the contractual life of the warrant is based on the implied yield of U.S. Treasury bonds at June 30, 2009 with a remaining term for the bond equal to the term of four years.

(d) June 2009 convertible bridge loan conversion option

In June 4, 2009 we issued a bridge loan with a conversion option. Under IAS 32 “Financial instruments: presentation” and IAS 39 “Financial measurement: recognition and measurement” conversion options are required to be classified as a derivative financial liability if the conversion price and/or number of shares to be issued on conversion is variable. As the conversion price and number of shares to be issued on conversion are variable and are therefore recognized as a derivative financial liability. Any movement in the fair value of the conversion option from each reporting date is recognized as finance income or finance expense in the income statement and the carrying value of the derivative financial liability is adjusted accordingly.

The fair value of the derivative financial liability at June 30, 2009 and June 4, 2009 was $538,000 and $542,000 respectively. The movement in the fair value of the derivative financial liability in the period of $4,000 is recognized in finance income.

The following assumptions were used to estimate the fair values of the warrants granted:

	June 30, 2009 (unaudited)	June 4, 2009 (unaudited)

Share price	$1.36	$1.36
Share price volatility (percentage)	125%	125%
Risk free interest rate (percentage)	0.10%	0.66%
Contractual life	0.14 years	0.07 years
Remaining contractual life	0.07 years	0.07 years
Dividend yield	-	-

The approach used to value the conversion option uses a share price modeling technique with Monte Carlo simulation. Expected future risk neutral share price distributions were developed using the Monte Carlo technique. These were used to calculate the expected payoffs to the convertible bridge note holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value. Expected volatilities are based on historical volatility of our stock over a historical period.  The risk free rate for periods within the contractual life of the conversion option is based on the implied yield of U.S. Treasury bonds at June 30, 2009 with a remaining term for the bond equal to the term of 24 days.

16.           Events after reporting period

October 2009 Private Placement
On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes.  On the closing of the 2009 Private Placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units.  Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS.  The warrants have a five year term and an exercise price of $1.50 per ADS.  In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units.  In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS.  The warrants also have a five year term and an exercise price of $1.50 per ADS.

Repayment and Conversion of Debt and Warrant Issuance
On July 31, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

On October 16, 2009, in connection with the October 2009 Financing described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash and the holders of the remaining $1.9 million in convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

The convertible bridge loan notes had been issued in June and August 2009.  In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company.  In July 2009, $0.1 million of the Bridge Financing was repaid.  In August 2009, the date of maturity on the convertible loans was extended to September 30, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.  The Initial Bridge Financing and Additional Bridge Financing consisted of convertible notes and warrants.  The aggregate convertible notes were in the principal amount of $5.5 million, were to mature on September 30, 2009 and were to pay interest at the rate of 8% per annum.  In September 2009, the date of maturity was extended to October 16, 2009.

Cancellation of 2008 Financing Option and Conversion of Preference Shares
Coincident with the consummation of the 2009 Private Placement, the funding option associated with the second tranche of the May 2008 Financing and the preemptive, registration and board seat rights provided by the Securities Purchase Agreement dated May 13, 2008 were cancelled and the eight preference shares granted to certain of the 2008 investors were converted into eight ordinary shares in Amarin.

Re-pricing of Previously Granted Warrants
During December 2007, in a registered direct offering, 1,043,704 warrants were issued to the participants in the offering.  The warrants were issued at an exercise price of $4.80 and are exercisable from December 4, 2007 to December 3, 2012.  Pursuant to the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for $30.0 million at $2.30 per share.  The exercise price of the warrants was therefore adjusted to $2.99 per share from their original exercise price of $4.80 per share.  On October 16, 2009, $3.6 million of convertible bridge loan notes converted at $0.90 per share.  The exercise price of the warrants was therefore adjusted again to $1.17 per share.

Changes in Directors, Officers and Board Committees
On May 15, 2009, Dr. Srinivas Akkaraju resigned from his position as a non-executive director.  Dr. Akkaraju recently joined New Leaf Venture Partners.  Dr. Akkaraju was previously at Panorama Capital, an investor in the May 2008 Financing.

On June 1, 2009, Dr. Eric Aguiar resigned from his position as a non-executive director.  Dr. Aguiar is currently a partner at Thomas, McNerney & Partners LP, an investor in the May 2008 Financing.

Since the closing of the 2009 Private Placement, Mr. Alan Cooke, President, Chief Operating Officer and Chief Financial Officer, has stepped down from his position and has been be replaced by John F. Thero as Chief Financial Officer.

Since the closing of the 2009 Private Placement, Mr. Thomas Lynch, Chairman and previously Chief Executive Officer of Amarin, has stepped down as Chief Executive Officer.  Dr. Declan Doogan, Head of Research and Development, has assumed the role of Interim Chief Executive Officer.

On October 16, 2009, as a result of the 2009 Private Placement described above, certain investors were entitled to join Amarin’s board of directors.  On October 16, 2009, Drs.  Manus Rogan and Joseph Anderson were appointed to the board.  On the same date Mr. Anthony Russell-Roberts and Drs.  John Climax and William Mason resigned from their positions as non-executive directors.

On October 16, 2009, Dr. William Mason and Mr. Anthony Russell-Roberts resigned from the Company’s audit committee and remuneration committee and Dr. Carl Gordon resigned from the Company’s remuneration committee.  On November 2, 2009, Dr. Lars Ekman and Dr. Manus Rogan were appointed to the Company’s audit committee, Dr. James I. Healy, Dr. Manus Rogan and Dr. Joseph Anderson were appointed to the Company’s remuneration committee and Dr. James I. Healy, Dr. Carl Gordon and Dr. Joseph Anderson were appointed to the Company’s nominations committee.

On November 6, Amarin announced the appointment of John F. Thero as the Company’s Chief Financial Officer.  Pursuant to his employment agreement, Mr. Thero will be entitled to receive compensation including a base salary of $275,000 per annum, options to purchase 900,000 Ordinary Shares and certain other benefits.  The exercise price of the share options will be the closing price of the Company’s ADSs on NASDAQ on the trading day immediately preceding the date of grant.  The options will vest and become exercisable in four equal annual installments beginning in the first anniversary of the date of grant.

On December 2, 2009, Amarin announced that Joseph S. Zakrzewski will join the Company’s Board of Directors as Executive Chairman effective January 1, 2010.  Effective upon Mr. Zakrzewski joining the Board of Directors as Executive Chairman on January 1, 2010, Mr. Lynch will step down as Chairman but will continue to serve as a member of Amarin’s Board of Directors.  The Company has agreed to issue to Mr. Zakrewski, on January 1, 2010, employee options to purchase 1,170,000 shares in Amarin. The exercise price will be determined by reference to the closing price for Amarin ADSs on Nasdaq on December 31, 2009. The options will vest in four equal annual installments commencing January 1, 2010.

On December 9, 2010, Amarin entered into a Compromise Agreement with Tom Maher pursuant to which Mr. Maher’s employment by the Company will terminate on January 31, 2010.  Until such time, Mr. Maher’s title will be Interim General Counsel and Company Secretary.  Under the terms of the Compromise Agreement, Mr. Maher will be entitled to receive severance of €273,498 and warrants, exercisable for a period of five years, to purchase 156,955 Ordinary Shares.  In addition, all unvested options to purchase Ordinary Shares held by Mr. Maher will become vested and such options, as well as any other vested options held by him, will expire, unless otherwise exercised, on June 30, 2011.

Amendment to Ester acquisition agreement
In August 2009, as part of the amendment and waiver agreement described below (“amendment agreement”), Amarin issued 1,315,789 shares to the former shareholders of Ester Neurosciences Limited (“Ester”).  In June 2009, Amarin amended the Ester acquisition agreement entered into in December 2007 (“original agreement”) with the former shareholders of Ester.  The amendment agreement, which reflects Amarin’s intention to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining contingent payment obligations payable under the original agreement to be made from income received from potential partners.  If Amarin fails to secure a partnering arrangement within a period of 21 months from the date of the amended agreement (which period can be extended to 27/30 months) Amarin can either reassume its research and development diligence obligations contained in the original agreement (this option expires at the 27 month extension), or at the request of Medica transfer its rights in the share capital of Ester to the former shareholders of Ester in full.  The agreement also extinguished in full the Company’s obligation to pay the milestone Ia consideration.

Divestiture of rights to Lorazepam
On July 22, 2009, Amarin announced that it had executed an agreement for the disposal of its rights in a novel, nasal lorazepam formulation for emergency seizures to Elan Drug Technologies for an upfront payment of $0.7 million.  Amarin had previously announced in 2008 that following the repositioning of the Group to focus on cardiovascular disease, all of our central nervous system programs, including nasal lorazepam, would be partnered or divested.

Medpace engaged for contract research services
On October 19, 2009, Amarin executed an agreement with Medpace, Inc., a leading Contract Research Organization with expertise in conducting clinical trials in cardiovascular and metabolic disease, to engage their services in the execution of our phase III clinical trials with AMR101 in patients with very high triglyceride levels (the AMR101 MARINE Study) and mixed dyslipidemia.  The phase III AMR101 MARINE Study will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels of ≥500 mg/dL.  The phase III mixed dyslipidemia trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels of ≥200 mg/dL and <500 mg/dL who are on statin therapy.  This trial is aimed at potentially broadening the label for AMR101 to position it as “best-in-class” in the prescription Omega-3 market in the U.S as well as to show its potential as an effective combination therapy with established statin therapies.

Huntington’s Disease
On December 2, 2009, Amarin announced while the safety profile of AMR101 for Huntington’s disease remains very encouraging, feedback from European regulatory authorities indicates that additional study of AMR101 is required to establish efficacy of this product candidate in treating the motor symptoms of Huntington’s disease.  As a result, Amarin has elected to voluntarily withdraw its previously announced European marketing application for AMR101 relating to an Orphan Medicinal Product indication for a subset of Huntington’s disease patients.  Pursuant to this voluntary withdrawal, Amarin will intentionally concentrate its resources on cardiovascular disease, initially directed at regulatory approval and commercial launch of AMR101 in the United States as quickly as possible.

Intangible Asset Impairment
Subsequent to the October 2009 financings and subsequent board changes, in December 2009, Amarin announced its heightened strategic and operating focus on cardiovascular disease and its cessation of research and development of product candidates in the field of central nervous system disorders.  Pursuant to these decisions Amarin has undertaken an initial re-assessment of the development and commercialization opportunities and risks for EN101. The company now considers its EN101 intangible asset to be impaired from $21.4 million to an amount initially estimated to be $5.3 million.  This is a non-adjusting event for the six months ended June 30, 2009.  Amarin will utilize further information gained from the ongoing out-licensing process to finalize the impairment review.  The non-cash write down will occur in the second half of 2009 and will increase net loss and reduce net assets of Amarin by the final impairment amount.

 17.  Related party transactions
There have been no related party transactions or changes in related party transactions other than those described in the 20F in respect of the year ended December 31, 2008 and disclosed below that could have a material impact on the financial position or performance of the Group in the six months ended June 30, 2009.

In June 2009, Sunninghill Limited, a company controlled by Dr. John Climax, who was a non-executive director of Amarin, participated in a private placement of convertible bridge loan notes in the amount of $2 million. In June 2009, Mr. Thomas Lynch, an executive director of Amarin, participated in a private placement of convertible bridge loan notes in the amount of $0.25 million.

The terms of the convertible bridge financing are described in note 14, borrowings and note 16, events after reporting period.

18.  Contingent liabilities
There have been no material changes in the status of our contingent liabilities or changes in the status of any litigation claims as described in the 20F in respect of the year ended December 31, 2008 that could have a material impact on the financial position or performance of the Group in the six months ended June 30, 2009.